January 24, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Jagged Peak Energy Inc.
Registration Statement on Form S-1 (File No. 333-215179)

Ladies and Gentlemen:

As the representatives of the several underwriters of Jagged Peak Energy Inc.’s (the “Company”) proposed initial public offering of up to 43,958,750 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Washington, D.C. time, on January 26, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated January 17, 2017 through the date hereof:

Preliminary Prospectus dated January 17, 2017:

3,300 copies to prospective underwriters, institutional investors, dealers and others.

In addition, the Issuer Free Writing Prospectus dated January 23, 2017 is being distributed to all underwriters, institutional investors, dealers and others who received the Preliminary Prospectus.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC
As Representatives of the several
Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Chris Chung
Name:	Chris Chung
Title:	Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Carly Grabowski
Name:	Carly Grabowski
Title:	Vice President